1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

February 10, 2025

Kenneth Ellington

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0504

Re:	Antares Private Credit Fund File No: 333-283111

Dear Mr. Ellington:

We are writing in response to comments provided on February 10, 2025 with respect to the registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2025 (the “Registration Statement”) on behalf of Antares Private Credit Fund (the “Fund”), a closed-end management investment company that has elected to be treated as a business development company (“BDC”). The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General

Comment 1.      If the Registration Statement is not declared effective until after February 12, 2025, please update it to include unaudited financial statements as of a date within 135 days before the filing is expected to become effective. See Article 3-12 of Regulation S-X.

Response 1.      The Fund has filed acceleration requests concurrently with this response letter to have the Registration Statement declared effective February 12, 2025. Pursuant to Article 3-12(b) of Regulation S-X, where the anticipated effective date of a registration statement is within 45 days of the registrant’s fiscal year end, the registrant need not include financial statements more current than as of the end of the third fiscal quarter of the most recently completed fiscal year, unless the audited financial statements for such fiscal year are available. As the audited financial statements for the fiscal year ended December 31, 2024 are not yet available for the Fund, the Fund respectfully submits that the September 30, 2024 audited financial statements included with the Registration Statement will not be stale until after February 14, 2025. In the event the Registration Statement is not declared effective until after February 14, 2025, the Registration Statement will be updated to include updated financial statements in accordance with the SEC Staff’s comment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386 or Nadeea Zakaria at (212) 641-5671.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

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